Exhibit 99.1

NOTICE OF MEETING

MAYFAIR GOLD CORP.

489 McDougall Street, Matheson, Ontario P0K 1N0

Dear Valued Shareholder,

You are cordially invited to attend the annual general and special meeting (the “Meeting”) of shareholders of Mayfair Gold Corp. (the “Company”) to be held on June 25, 2026, at 10:00 a.m. (Pacific time) at the offices of Cassels Brock & Blackwell LLP, Suite 3100, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2025, together with the auditor’s report thereon;

2.	to elect directors for the ensuing year;

3.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditors for the ensuing financial year at a remuneration to be fixed by the directors;

4.	to re-approve the Company’s Omnibus Incentive Plan, for continuation until the Company’s next annual general meeting of shareholders, as more particularly described in the accompanying management information circular (the “Information Circular”); and

5.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The Company is using notice-and-access to provide shareholders with electronic access to the notice of meeting (the “Notice of Meeting”), the Information Circular and the request for financial statements form (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials will be available on the Company’s website at https://mayfairgold.ca/investors/#agm-tab and under the Company’s profile on SEDAR+ at www.sedarplus.ca. The use of notice-and-access significantly reduces waste and the cost to the Company.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Information Circular accompanying this Notice. The audited financial statements and related MD&A for the Company for the financial year ended December 31, 2025, have already been mailed to those shareholders who have previously requested to receive them.

The Board of Directors of the Company has by resolution fixed the close of business on May 15, 2026, as the record date for the Meeting, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournment(s) thereof. Completed forms of proxy must be deposited at the office of the Company’s transfer agent, Computershare Investor Services Inc., 320 Bay Street, 14th Floor, Toronto, ON M5H 4A6, by no later than 10:00 a.m. (Pacific time) on June 23, 2026 or, if the Meeting is adjourned, by no later than 48 business hours prior to the date and time on which the Meeting is reconvened, or may be deposited with the chair of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The Company will bear all the costs of the solicitation.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Vancouver, British Columbia, as of this 15th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Darren McLean”

Darren McLean

Chairman of the Board of Directors